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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TAG-IT PACIFIC, INC. (Name of Issuer)

Common Stock, par value $0.001 (Title of Class of Securities)

873774103 (CUSIP Number)

Ronald L. Fein, Esq.

Stutman, Treister & Glatt

1901 Avenue of the Stars, 12th Flr.

Los Angeles, California 90067

310-228-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2005 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873774103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Harris Toibb
2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power
1,501,398
		8.	Shared Voting Power
0
		9.	Sole Dispositive Power
1,501,398—with respect to 333,332 Shares of Common Stock issuable upon the exercise of the warrants see Item 6 with respect to transfer restrictions
		10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,501,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
8.1%
14.	Type of Reporting Person (See Instructions)
IN

Statement to Schedule 13D

Item 1. Security and Issuer.

This statement on Schedule 13D is filed in respect of Shares of common stock, $0.001 par value per share (“Common Stock”) of Tag-It Pacific, Inc., a Delaware corporation (“Tag-It”), the principal executive offices of which are located at 21900 Burbank Boulevard, Suite 270, Woodland Hills, California 91367.

Item 2. Identity and Background.

a.     The person filing this statement on Schedule 13D is Harris Toibb.

b.     Mr. Toibb’s residence address is 307 21st Street, Santa Monica, California 90402.

c.     Mr. Toibb is engaged in real estate development and personal investments.

d.     Mr. Toibb has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.     Mr. Toibb has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.      Mr. Toibb is a United States citizen.

Item 3. Source and Amount of Funds.

Mr. Toibb made a series of open market purchases utilizing personal funds between June 1997 and June 2001 aggregating a total of 259,000 shares of Common Stock for an aggregate purchase price of $1,101,066.84 (the “Open Market Purchases”).

Mr. Toibb entered into that certain Stock and Warrant Purchase Agreement by and between Tag-It and Mr. Toibb as investor (the “Purchase Agreement”) dated December 28, 2001, pursuant to which he purchased 266,666 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $799,998, and was issued warrants. The warrants, which consist of A Warrants entitling Mr. Toibb to purchase up to 66,666 shares of Common Stock and B Warrants entitling Mr. Toibb to purchase up to 66,666 shares of Common Stock, were immediately exercisable and have a term of four (4) years from the date of issuance (the “December Warrants”). The A Warrants are exercisable at an initial exercise price per share of $4.34 and the B Warrants are exercisable at an initial exercise price per share of $4.73. The exercise prices for A Warrants and B Warrants may fluctuate up to a maximum of $5.25 per share based upon the price of the Common Stock at the time of exercise. In addition, the Purchase Agreement contemplated a second closing, subject to certain conditions, to occur on or prior to October 1, 2002 (by later agreement of the parties this date was amended to March 1, 2003), for the purchase of an additional 400,000 shares at $3.00 per share, and the issuance of 100,000 A Warrants at an initial price per share of $4.34 and 100,000 B Warrants at an initial price per share of $4.73. Pursuant to the Purchase Agreement, the shares of Common Stock and the December Warrants were purchased directly from Tag-It in a transaction not involving a public offering. Mr. Toibb utilized personal funds to make the purchases under the Purchase Agreement.

On March 22, 2002, under the terms of the Purchase Agreement dated December, 28, 2001, Mr. Toibb purchased, as part of the second closing under the Purchase Agreement, 100,000 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $300,000 and was issued warrants. Mr. Toibb received A Warrants entitling him to purchase up to 25,000 shares of Common Stock and B Warrants entitling him to purchase up to 25,000 shares of Common Stock and they were immediately exercisable for a term of 4 years from the date of issuance (the “March Warrants”). The A Warrants are exercisable at an initial price per share of $4.34 and the B Warrants are exercisable at an initial price per share of $4.73. The exercise prices for A Warrants and B Warrants may fluctuate up to a maximum of $5.25 per share based upon the price of the Common Stock at the time of exercise. Pursuant to the Purchase Agreement, the shares of Common Stock and the March Warrants were purchased directly from Tag-It in a transaction not involving a public offering. Mr. Toibb utilized personal funds to make the purchases under the Purchase Agreement.

On August 9, 2002, Mr. Toibb purchased 31,500 shares of common stock in the open market utilizing personal funds for an aggregate purchase price of $126,708.75, or a price per share of approximately $4.023 (the “Additional Open Market Purchase”).

On February 28, 2003, Mr. Toibb completed his purchase under the Purchase Agreement. By agreement of the parties the second closing under the Purchase Agreement was amended to be on or prior to March 1, 2003. On February 28, 2003, Mr. Toibb purchased 300,000 shares of Common Stock at a price per share of $3.00 for an aggregate purchase price of $900,000. Mr. Toibb was also issued A Warrants entitling Mr. Toibb to purchase up to 75,000 shares of Common Stock and B Warrants entitling Mr. Toibb to purchase up to 75,000 shares of Common Stock. The A Warrants and B Warrants are immediately exercisable and have a term of four years from the date of issuance. The A Warrants are exercisable at an initial price per share of $4.34 and the B Warrants are exercisable at an initial price per share of $4.73. The exercise price for the A Warrants and B Warrants (collectively, the “February Warrants”, and with the December Warrants and the March Warrants, the “Warrants”) may fluctuate up to a maximum of $5.25 per share based upon the price of the Common Stock at the time of exercise. Pursuant to the Purchase Agreement, the shares of Common Stock and the A Warrants and B Warrants were purchased directly from Tag-It in a transaction not involving a public offering. Mr. Toibb utilized personal funds to make the purchase.

On May 17, 2005, Toibb Investment LLC, a California limited liability company (“Toibb Investment”), purchased 14,200 shares of Common Stock in the open market for an aggregate purchase price of $34,324.24, or a price per share of approximately $2.42 per share (the “May 2005 Open Market Purchase”).  Toibb Investment is an entity indirectly owned and controlled by Mr. Toibb.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 8, 2005, Toibb Investment purchased 3,600 shares of Common Stock in the open market for an aggregate purchase price of $8,064, or a price per share of $2.24 per share (the “June 8, 2005 Open Market Purchase”).  Personal funds of Mr. Toibb were utilized in the purchase.

On June 9, 2005, Toibb Investment purchased 150,000 shares of Common Stock in the open market for an aggregate purchase price of $337,500, or a price per share of $2.25 per share (the “June 9, 2005 Open Market Purchase”).  Personal funds of Mr. Toibb were utilized in the purchase.

On June 13, 2005, Toibb Investment purchased 15,600 shares of Common Stock in the open market for an aggregate purchase price of $36,553.92, or a price per share of approximately $2.34 per share (the “June 13, 2005 Open Market Purchase”).  Personal funds of Mr. Toibb were utilized in the purchase.

On June 14, 2005, a transaction will settle in which Toibb Investment will complete the purchase of 27,500 shares of Common Stock in the open market for an aggregate purchase price of $64,559, or a price per share of approximately $2.35 per share (the “June 14, 2005 Open Marker Purchase”).  Personal funds of Mr. Toibb will be utilized in the purchase.  The shares of Common Stock purchased in the June 14, 2005 Open Market Purchase are included in the amount of shares of Common Stock reported herein to be beneficially owned by Mr. Toibb.

Item 4. Purpose of Transaction.

Mr. Toibb purchased the Common Stock in the May 2005 Open Market Purchase, the June 8, 2005 Open Market Purchase, the June 9, 2005 Open Market Purchase, the June 13, 2005 Open Market Purchase and the June 14, 2005 Open Market Purchase for investment purposes.

Mr. Toibb purchased the Common Stock in the Open Market Purchases and the Additional Open Market Purchase for investment purposes. Mr. Toibb purchased the Common Stock and the Warrants under the Purchase Agreement for investment purposes and, upon the exercise of the Warrants, in whole or in part, the Common Stock thereby acquired by Mr. Toibb, Mr. Toibb presently intends to be, for investment purposes.

Mr. Tobb may continue to acquire shares of Common Stock for investment purposes over a period of time and, although he has no present intention to do so, he may sell some or all of his holdings at such times and in such amounts as he determines to be consistent with his investment objectives.

Mr. Toibb presently does not have any plans or proposals that would relate to, or result in, any of the actions set forth in the instruction for Item 4, subparts (a) through (j).

Item 5. Interest in Securities of Issuer.

a.     During 2004, Tag-It issued to third parties a significant amount of Common Stock.  As a result of these issuances of Common Stock, Mr. Toibb’s percentage ownership dropped below 10%.  Mr. Toibb beneficially owns 1,501,398 shares of Common Stock. Mr. Toibb’s ownership represents 8.2% of the Common Stock issued and outstanding and 8.1% if the 333,332 shares of Common Stock issuable upon the exercise of the Warrants described above are added thereto upon issuance.

b.     Mr. Toibb has sole voting power with respect to 1,501,398 shares of the Common Stock. Mr. Toibb has sole dispositive power with respect to 1,168,066 shares of the Common Stock and 333,332 shares of Common Stock issuable upon the exercise of the Warrants, subject to certain transfer restrictions with respect to the shares issuable upon the exercise of the Warrants purchased pursuant to the Purchase Agreement for a period of one year after issuance based upon the terms set forth in the Stockholders Agreement described in Item 6 below.

c.     Mr. Toibb entered into that certain Purchase Agreement dated December 28, 2001, by and between Tag-It and Mr. Toibb, which contemplated the purchase by Mr. Toibb from Tag-It of 666,666 shares of Common Stock together with 166,666 A Warrants and 166,666 B Warrants. Pursuant to the Purchase Agreement, Mr. Toibb purchased and received 366,666 shares of Common Stock and 91,666 A Warrants and 91,666 B Warrants prior to the date hereof. On February 28, 2003, Mr. Toibb completed his obligation under the Purchase Agreement and purchased and received 300,000 shares of Common Stock and 75,000 A Warrants and 75,000 B Warrants.

On May 17, 2005, Toibb Investment purchased 14,200 shares of Common Stock in the open market for an aggregate purchase price of $34,324.24, or a price per share of approximately $2.42 per share.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 8, 2005, Toibb Investment purchased 3,600 shares of Common Stock in the open market for an aggregate purchase price of $8,064, or a price per share of $2.24 per share.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 9, 2005, Toibb Investment purchased 150,000 shares of Common Stock in the open market for an aggregate purchase price of $337,500, or a price per share of $2.25 per share.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 13, 2005, Toibb Investment purchased 15,600 shares of Common Stock in the open market for an aggregate purchase price of $36,553.92, or a price per share of approximately $2.34 per share.  Personal funds of Mr. Toibb were utilized in the purchase.

On June 14, 2005, a transaction will settle in which Toibb Investment will complete the purchase of 27,500 shares of Common Stock in the open market for an aggregate purchase price of $64,559, or a price per share of approximately $2.35 per share.  Personal funds of Mr. Toibb will be utilized in the purchase.

d.     None

e.     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 28, 2001, Tag-It and Mr. Toibb entered into a Stockholders Agreement which included among other terms, a voting limitation (since expired), a proxy provision (since expired) and transfer restrictions. This agreement does not affect, or no longer affects, the shares of Common Stock owned by Mr. Toibb. The Stockholders Agreement restricts for a period of one year from issuance Mr. Toibb’s ability to transfer the shares received upon the exercise of the Warrants purchased pursuant to the Purchase Agreement to persons or entities other than affiliates without Tag-It’s consent.

Item 7. Exhibits.

The response to Item 6 contained in Mr. Toibb’s initial filing on this Schedule 13D and Amendment No. 1, and any exhibits thereto are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 13, 2005

/s/ Harris Toibb
Harris Toibb, an Individual